Exhibit 99.1

NABRIVA ANNOUNCES PLANNED RIGHTS OFFERING AND SETS RECORD DATE

VIENNA, Austria and KING OF PRUSSIA, Pa., November 11, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG (Nabriva), an Austrian stock corporation, announced today that it plans to raise additional capital through a rights offering. The record date of the rights offering will be November 22, 2016. Holders of common shares on the record date will be entitled to exercise non-transferable statutory pre-emptive rights to subscribe for new common shares to maintain their proportionate ownership interest in Nabriva in accordance with the relevant provisions of the Austrian Stock Corporation Act. In addition, holders of American Depositary Shares (ADSs) as of 5:00 pm (New York City time) on the record date will also receive non-transferable subscription rights to purchase new common shares, in the form of new ADSs, to maintain their proportionate ownership interest.  Each ADS represents one tenth (1/10) of a common share.

Nabriva expects to announce additional details about the planned rights offering in the near future.  Nabriva reserves the right to cancel or terminate the rights offering at any time.

The rights offering will be made by means of a prospectus. When available, copies of the prospectus relating to the rights offering may be obtained from Nabriva Therapeutics AG, attention Will Sargent, at 1000 Continental Drive, Suite 600 King of Prussia, PA 19406 or William.Sargent@nabriva.com.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics.

Forward Looking Statements

Any statements in this document about future expectations, plans and prospects for Nabriva, including but not limited to statements about prospective financings and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: market and other financing conditions, the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe community-acquired bacterial pneumonia (CABP), the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this document represent Nabriva’s views as of the date of this document. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this document.